September 23, 2024

Anthony Casalena
Chief Executive Officer
Squarespace, Inc.
225 Varick Street, 12th Floor
New York, NY 10014

        Re: Squarespace, Inc.
            Schedule 13E-3 filed September 17, 2024
            Schedule 14D-9 filed September 16, 2024
            File No. 005-93410
Dear Anthony Casalena:

       We have reviewed your filings and have the following comments.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your Schedule 14D-9, unless otherwise indicated.

Schedule 13E-3 filed September 17, 2024 and Schedule 14D-9 filed September 16, 2024
General

1. Item 4 of Schedule 13E-3 requires a description of, among other things, any provision made by the filing person in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal
       services at the expense of the filing person.    See Item 1004(e) of
Regulation M-A. We
       note that the sections incorporated by reference do not include such information. Please revise, or otherwise advise. If no provision was made, so state.
2. Item 10 of Schedule 13E-3 requires a description of, among other things, any material
       conditions to the financing    of the transaction. See Item 1007(b) of
Regulation M-A. We
       note that the sections incorporated by reference do not disclose the material conditions in the Equity Commitment Letters. Please revise, or otherwise advise.
3. In circumstances where the registrant elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information
 September 23, 2024
Page 2

       required by Item 1010(c) must be disclosed in the document furnished to security holders.
       See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone
       interpretation I.H.7 in the July 2001 supplement to our    Manual of
Publicly Available
       Telephone Interpretations    that is available on the Commission   s
website at
       http://www.sec.gov for guidance on complying with a similar instruction in the context of a bidder in a tender offer. Please revise the Schedule 14D-9 to include the information required by Item 1010(c) of Regulation M-A.
4. We note the reference to the Proxy Statement in the fifth paragraph on page 18 and in the last paragraph on page 44 of the Schedule 14D-9. Whereas the "Proxy Statement" is
       defined on page 9 of the Schedule 14D-9 as "Squarespace   s Definitive
Proxy Statement
       on Schedule 14A, filed with the SEC on April 22, 2024," it appears that the references to
       the Proxy Statement on pages 18 and 44 are referring to Squarespace   s
Definitive Proxy
       Statement on Schedule 14A, filed on August 22, 2024. Please revise, or otherwise advise.
Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 6

5.     We note the description of the Fee Funding Agreement and the Equity
Commitment
       Letters on page 7 of the Schedule 14D-9. Please further expand this disclosure to describe all material provisions of the Fee Funding Agreement and the Equity Commitment
       Letters. See Item 5 of Schedule 13E-3 and Item 1005(e) of Regulation
M-A.
6.     Refer to the following disclosures:

             The second paragraph on page 7 of the Schedule 14D-9 that the summary of the
           Confidentiality Agreement    does not purport to be complete
             The fourth paragraph on page 7 of the Schedule 14D-9 that the summary of the Fee
           Funding Agreement    does not purport to be complete
             The sixth paragraph on page 7 of the Schedule 14D-9 that the summary of the Equity
           Commitment Letters    do[es] not purport to be complete
             The fourth paragraph on page 8 of the Schedule 14D-9 that the summary of the
           Tender and Support Agreements    does not purport to be complete


       Please revise to remove the implication that these summaries are not complete. While you may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material terms. You can direct investors to read exhibits or annexes for a more complete description.
7.     Please revise the subsection entitled    Arrangements between
Squarespace and its
       Executive Officers, Directors and Affiliates    on page 8 of the
Schedule 14D-9 to describe
       all of the conflicts of interests specified in Item 1005(d) of Regulation M-A. For example, please revise to discuss the Special Committee's compensation, Mr.
Casalena   s continued
       employment with the Surviving Corporation, Mr. Levy   s employment by an
entity
       affiliated with General Atlantic, and Mr. Braccia's employment by an entity affiliated with the Accel Rollover Stockholders.
 September 23, 2024
Page 3
Item 9. Exhibits, page 73

8. We note that the Confidentiality Agreement filed as Exhibit (e)(3) to the Schedule 14D-9 has been incorporated by reference to Exhibit (d)(2) to the Schedule TO. However, it does not appear that the Confidentiality Agreement has been filed as an exhibit to the Schedule
       TO. Please revise.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Perry Hindin at 202-
551-3444.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions